VIA EDGAR
December 22, 2014
Securities and Exchange Commission
100 F Street,  NE
Washington, D.C.  20549

Attn: Mara Ransom, Assistant Director, Division of Corporation Finance

RE:            Artesian Resources Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 14, 2014
File No. 0-18516

Dear Ms.  Ransom:

This letter sets forth Artesian Resources Corporation's (the "Company") responses to the comments given by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") by letter to Ms. Dian C. Taylor, dated December 17, 2014, with respect to the above referenced filing.

For your convenience, we have set forth the comment in italicized typeface and included the response below the comment.

 Item 13. Certain Relationships and Related Transactions, and Director Independence, page 59

1.
 You disclosed a related party transaction from September 2013 in Note 15 of your financial statements on page 41. In future filings, please disclose such transaction in this section as well, consistent with Item 404 of Regulation S-K.

The Company will comply with this comment in future filings.

As requested in your December 17, 2014 letter, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Dian C. Taylor
Dian C. Taylor
Chief Executive Officer